Exhibit 99.1

PRESS RELEASE

AIR Limited Successfully Prices U.S.$ 425,000,000 bond

DUBAI, United Arab Emirates - September 23, 2026 - AIR Limited (the “Issuer”), a direct wholly owned subsidiary of AIR Global PLC (Nasdaq: AIIR) (the “Company” or “AIR”), has priced senior unsecured notes in an aggregate principal amount of U.S.$ 425,000,000 (the “Notes”). The Notes have a term of 5 years, maturing in 2031, and a coupon of 7.875% per annum. The Notes will be guaranteed on a senior basis by AIR and certain of the Issuer’s subsidiaries. The Issuer expects to use the gross proceeds from the offering of the Notes (the “Offering”) (i) to repay amounts outstanding under its term loan facility and revolving credit facility, including any accrued and unpaid interest, premiums, fees and expenses payable in connection with such repayment, and (ii) for general corporate purposes, including the payment of fees and expenses incurred in connection with the Offering. The Offering is expected to settle on or around October 1, 2026, subject to customary closing conditions.

About AIR

Founded in 1999 and headquartered in Dubai, AIR is a global consumer brands and innovation company with a presence in more than 90 markets worldwide. Its portfolio reaches millions of adult consumers across social inhalation and modern nicotine categories through brands including Al Fakher (flavored shisha molasses), Crown Switch (closed system pod vaping platform), Crown Gems, and Al Fakher nicotine pouches.

AIR's strategy combines category-leading brands, scientific research, and in-house innovation capabilities. Strategic investments such as Greentank and royalty-generating intellectual property partnerships such as Crown Bar enhance its participation in fast-growing nicotine and inhalation categories. The Company develops next-generation technologies and products, including OOKA.

By connecting brands, technology, science, and commercial partnerships, AIR is building a differentiated platform positioned to shape the future of adult consumer experiences.

Disclaimer

The securities referred to herein have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) or the securities laws of any state of the United States or any other jurisdiction and the securities may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and applicable state or local securities laws of other jurisdictions.

The securities referred to herein are not being offered to the public in the European Economic Area (“EEA”) within the meaning of Regulation (EU) 2017/1129 (the “EU Prospectus Regulation”). In member states of the EEA, this announcement is directed only at persons who are “qualified investors” within the meaning of the EU Prospectus Regulation. This announcement must not be acted on or relied on in any member state of the EEA by persons who are not qualified investors. Any investment or investment activity to which this announcement relates is available only to qualified investors in any member state of the EEA.

The securities referred to herein are not being offered to the public in the United Kingdom within the meaning of Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”) (the “UK Prospectus Regulation”). In the United Kingdom, this announcement is only being distributed to and is only directed at persons who are “qualified investors” within the meaning of the UK Prospectus Regulation who (i) are investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) of the United Kingdom (as amended, the “Order”), (ii) are persons who are high net worth entities falling within Article 49(2)(a) to (d) of the Order or (iii) who are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 of the United Kingdom) (as amended, the “FSMA”) in connection with the issue or sale of any Notes may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “Relevant Persons”).

This announcement is directed only at (i) in the United Kingdom, persons who are Relevant Persons and (ii) in any member state of the EEA, persons who are qualified investors. Any investment or investment activity to which this announcement relates is available only to Relevant Persons in the United Kingdom and qualified investors in any member state of the EEA.

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of EU MiFID II; or (ii) a customer within the meaning of Directive (EU) 2016/97 (the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of EU MiFID II. Consequently, no key information document required by Regulation (EU) No. 1286/2014 (the “EU PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the EU PRIIPS Regulation.

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No. 2017/565 as it forms part of domestic law by virtue of the EUWA; (ii) a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No. 600/2014 as it forms part of domestic law by virtue of the EUWA. Consequently, no key information document required by Regulation (EU) No. 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the United Kingdom has been prepared and, therefore, offering or selling the Notes or otherwise making them available to any retail investor in the United Kingdom may be unlawful under the UK PRIIPs Regulation.

No Offer or Solicitation

The Offering is being made by means of an offering memorandum. This press release is for informational purposes only and does not constitute (and shall not be construed as) an offer to sell or the solicitation of an offer to buy any securities of AIR Limited, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward Looking Statements

This press release contains “forward‑looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other U.S. federal securities laws. These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “anticipate,” “believe,” “contemplate,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “potential,” “seek,” “should,” “target,” “will,” or, in each case, their negative or other variations or comparable terminology. Forward-looking statements in this press release include, but are not limited to, statements regarding: the expected occurrence of or date of settlement of the Offering; the expected use of proceeds from the Offering; and AIR’s strategy, market position and future business prospects.

Such forward‑looking statements are based on available current market material and management’s expectations, beliefs and forecasts concerning future events impacting the Issuer. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward‑looking statements.

Nothing in this press release should be regarded as a representation by the Issuer that the forward‑looking statements will be achieved. Forward‑looking statements speak only as of the date they are made, and the Issuer undertakes no obligation to update or revise any forward‑looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

Contacts

AIR Investor Relations:

Gaurav Jain: Gaurav.jain@air.global; +971-56-439-4296

Anuja Shendye: a.shendye@air.global; +971-58-907-8782 investor@air.global

AIR Media Relations:

ICR for AIR

For more information, email inquiries to AIRglobal@icrinc.com